N E W S R E L E A S E

November 13, 2008

THIRD QUARTER 2008 FINANCIAL RESULTS

Nevsun Resources Ltd., (NSU-TSX/AMEX) (“Nevsun”) wishes to announce its results for the third quarter of 2008. Complete details of the September 30, 2008 interim financial statements and Management's Discussion and Analysis can be found on the Nevsun website at www.nevsun.com as well as on Sedar at www.sedar.com and EDGAR at http://www.sec.gov/edgar/searchedgar/webusers.htm.

The Company’s cash position at September 30, 2008 was approximately US$47 million.  The loss for the quarter was US$843,221 as compared to a loss of US$4.7 million for Q3 2007. The main reason for the improvement in operating results was the disposal of Nevsun’s Mali assets during Q2 2008 and capitalization during 2008 of all of its Bisha project development costs in Eritrea.

In late October the Company announced the appointment of a lead banker and an $89 million debt finance commitment for the development of its Bisha Project in Eritrea. This is a substantial portion of the finance required for the $250 million project. Discussions are active with a number of other possible lenders who are at various stages of internal approvals. The Company’s strong cash position, the above project debt and the financial support of the Eritrean government should allow the continued development of the Project without the issuance of any equity of the Company.

Milestones Achieved

October 2006

Feasibility Study completed by AMEC Americas

December 2006

Social and Environmental Impact Assessment (SEIA) completed by AMEC

January 2007

Tendering process for EPCM contractor initiated

June 2007

EPCM contractor selected (SENET) and preliminary engineering commenced

October 2007

State participation agreed. [10% free carried plus a 30% interest to be purchased at fair value by Eritrean National Mining Corporation (ENAMCO)]

December 2007

Mining and Stabilization agreements completed with Eritrean Government

January 2008

Mining license granted

February 2008

$25 million received from ENAMCO as a down payment on purchase price

February 2008

Orders placed for critical equipment  (long lead items, ball and SAG mills)

May 2008

$20 million received on sale of other Nevsun assets

August 2008

SENET mobilized to site; site clearing and heavy earth moving started

Sept 2008

Construction camp for 400 people advanced

October 2008

$89 million debt finance commitment received from Industrial Development Corporation of South Africa.

Project Economics (low metals price assumptions)

High returns and quick capital payback highlight the economic strength of the Project. Low site operating costs throughout the projected mine life result in Bisha being particularly robust and the strengthening of the US dollar will also improve the economics further regarding both capital and operating costs. Due to the volatility in metals prices over recent weeks, management presents below a low metals prices projection(1).

IRR - 42%
Payback – 1.6 years
Life of mine net after tax cash flow - $440 million.

(1) Assumptions

Low metals price scenario - Au $600, Cu $1.50, Zn $0.50, Ag $8

Preproduction capex – $250 million (June 2008, including contingency)

The Company looks forward to progressing Bisha through to production with the continued full support of the Eritrean Government.

Forward Looking Statements: The above contains forward-looking statements concerning finance commitments and requirements, strength of cash position, continued support of Eritrean government and assumptions contained within “Project Economics”.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer Nsu08-14.doc	For further information, Contact: John Clarke, Vice Chairman (604) 623-4700 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com